EXHIBIT 99.1

Statoil ASA: Statoil's share saving plan allocates shares

Stavanger, Norway, June 17, 2016 -- The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE:STO) on 15 June 2016 for use in the group's Share Saving Plan have on 17 June 2016 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 9,446,746 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Peter Hutton, SVP Investor Relations,
         mbl: +44 7881 918 792

         Morten Sven Johannessen, VP Investor Relations USA,
         mbl +1 203 570 2524